

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 15, 2008

Mr. Christopher G. Payan
Chief Executive Officer
Emerging Vision, Inc.
100 Quentin Roosevelt Boulevard
Garden City, NY 11530

> **RE: Emerging Vision, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008**
> **Filed May 8, 2008 and August 6, 2008**
> **File No. 1-14128**

Dear Mr. Payan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

1.   We note that you include a discussion and analysis of revenues, costs and expenses and other income (expense) of each reportable segment. Please revise to include a tabular presentation of revenues, costs and expenses, other income (expense) and income from continuing operations for each segment for each year presented. In addition, please include a discussion and analysis of income from continuing operations for each reportable segment. In doing so, describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of segment income from continuing operations and, in each case, indicate the extent to which income was so affected. Also describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on segment revenues or income from continuing operations. Refer to Item 303 of Regulation S-K and Interpretative Release No 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, available at http://www.sec.gov/rules/interp/33-8350.htm.

Retail Optical Segment

2.   We note that sales per average store open during 2007 increased by approximately 13% as compared to the increase in same store sales of 4.9% and an increase in the average number of owned stores open of 23%. Please include a discussion and analysis of the reasons for the increase in sales per average store open in light of the changes in same store sales and average number of owned stores open during each year presented.

3.   Please tell us how you compute gross profit margins disclosed in the fifth paragraph and why you believe gross profit margin is computed in accordance with GAAP. If gross profit margin is a non-GAAP financial measure, provide the disclosures required by Item 10(e)(i) of Regulation S-K. Notwithstanding the above, please disclose how gross margin is computed, and identify and quantify to the extent practicable the major contributing factors that led to the decrease in gross profit margin.

Optical Purchasing Group Business Segment

4.   Please disclose the amount of revenues attributable to the acquisitions of COM and TOG for each year presented and discuss the causes for the change in COM

revenues between the years presented. Please also discuss the reasons for the change in the relationship between revenues and costs of sales and selling, general and administrative expenses of the optical purchasing group segment.

Liquidity and Capital Resources

5.   Please provide a discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In this regard, it would be appropriate to include a discussion and analysis of operating cash flows, including changes in operating assets and liabilities, for the two-year period covered by the financial statements. In addition, please describe material commitments for capital expenditures and the anticipated sources of funds needed to fulfill such commitments. Refer to the Item 303(a) of Regulation S-K.

Consolidated Financial Statements

6.   We note your disclosure in the description of your franchise agreements under the franchise system heading in the description of your business that you reacquired the assets of three franchised stores during 2007. Please tell us how you accounted for reacquired franchises and the basis in GAAP for your accounting treatment. Specifically address the guidance in paragraphs 18 and 19 of SFAS 45. If you accounted for the reacquired franchises as asset purchases, tell us the facts and circumstances you considered in evaluating whether the reacquired franchises constitute businesses subject to the accounting requirements of SFAS 141. Refer to Rule 11-01(d) of Regulation S-X and EITF 98-3. In addition, please disclose your accounting policies for reacquired and repossessed franchises.

Consolidated Statements of Cash Flows

7.   In applying SFAS 95, enterprises that choose not to provide information about major classes of operating cash receipts and payments are required to report net cash flow from operating activities by adjusting net income to reconcile to net cash flow from operating activities. Refer to paragraph 28 of SFAS 95. Please tell us why you believe your reconciliation beginning with income from continuing operations complies with the referenced guidance or revise as appropriate. In addition, paragraph 26 of SFAS 95 requires an entity to report net cash provided by or used for operating, investing, and financing activities. As you have elected to separately display cash flows related to discontinued operations, please separately present net cash provided by or used for operating, investing and financing activities of discontinued operations.

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies
Basis of Presentation

8.   Please disclose the facts and circumstances leading to the disposal and the manner
        and timing of the disposal of your retail operations in the state of Arizona. If
        applicable, also disclose the amount of revenue reported in discontinued
        operations and the gain or loss recognized in accordance with paragraph 37 of
        SFAS 144. Refer to paragraph 47 of SFAS 144.

Goodwill and Intangible Assets

9.   Please disclose the changes in the carrying amount of goodwill for each year
        presented. Refer to paragraph 45.c of SFAS 142.

Revenue Recognition

10.   Please tell us the factors you considered in assessing whether optical purchasing
        group revenues and costs of goods sold should be reported on a gross basis.
        Please address each of the indicators in EIFT 99-19.

11.   Please tell us your basis in GAAP for recognizing initial franchise fees as
        revenues when franchise agreements are signed in light of your disclosure under
        the franchise system heading in the description of your business regarding grand
        opening assistance provided for each new franchise location. Refer to paragraph
        5 of SFAS 45.

12.   We note your disclosure that a portion of VCC membership fee revenues are
        deferred when billed and recognized ratably over the one-year term of the
        membership agreement. Please tell us whether VCC membership arrangements
        involve multiple deliverables that represent separate units of accounting and, if so,
        how you measure and allocate membership fees to the separate units of
        accounting. Also tell us your basis in GAAP for upfront recognition of the
        portion of membership fees that are not deferred when billed. In your response
        please address the guidance in EITF 00-21 and SAB Topic 13 A.3.f.

Note 2 – Acquisitions

13.   Please tell us the facts and circumstances that support your conclusion that
        effective control of COM and TOG was transferred to you as of the effective
        dates as opposed to the closing dates of the transactions. Please address the terms
        of the acquisition agreements regarding the transfer of effective control and the

restrictions, if any, on operating the businesses between the effective dates and the closing dates.

14.   Please tell us how you are accounting for the put options to repurchase a portion of the stock options issued to the president of Combine. Please address how the put options were initially measured and classified as of the purchase date, how the put options are subsequently measured at each reporting date and how you account for changes in fair value of the put options. Please address the guidance in SFAS 150 and cite other authoritative literature which supports your accounting treatment.

15.   It appears that you have not recognized deferred tax liabilities or assets for differences between the assigned values and tax bases of the assets and liabilities recognized the acquisitions of COM and TOG. Please tell us how you accounted for the tax effects of temporary differences in light of the guidance in paragraph 30 of SFAS 109.

16.   It appears that you relied on independent valuation experts in determining the fair value of assets acquired and liabilities assumed in your acquisitions of COM and TOG. Please tell us the nature and extent of the involvement of the independent valuation experts in determining the fair values of assets acquired and liabilities assumed and whether the referenced third parties are experts within the meaning of the Securities Act. Please summarize the facts and circumstances supporting your conclusion and explain in detail why you are not required to name the independent valuation experts and file consents required by Item 601(b)(23) of Regulation S-K. Refer to the comment below regarding consent of your independent registered public accounting firm. Also refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

17.   Please disclose pro forma net income and earnings per share in the table of unaudited pro forma results giving effect to the acquisitions of COM and TOG. Refer to paragraph 55 of SFAS 141.

Note 7 – Intangible Assets

18.   Reference is made to your disclosure regarding the For Eyes action disclosed in the last risk factor in Item 1A. Please tell us your basis in GAAP for capitalizing the costs of such litigation as an intangible asset.

Note 12 – Income Taxes

19.   Please tell us whether or not you have recognized a deferred tax liability or asset resulting from the difference between the amount for financial reporting and the tax basis of your investment in TOG and the basis for your accounting treatment.

In your response, please discuss your accounting policies considering the guidance in paragraphs 31 - 34 of SFAS 109 and paragraph 23 of SFAS 52. In addition, please disclose your accounting policies with respect to the recognition of a deferred tax liability or asset for the temporary difference between the tax basis and amount for financial reporting of your investment in TOG and the information required by paragraph 44 of SFAS 109.

20.   Please tell us the nature of the line item labeled "net operating loss carry forward adjustments" in the effective tax rate reconciliation table.

21.   Please tell us the circumstances that caused the change in judgment about the realizability of deferred tax assets for each year presented. Also tell us the deductible temporary differences and carryforwards included in the valuation allowance at the end of each year and the factors you considered in determining the amount of the related valuation allowances.

Note 14 – Commitments and Contingencies

22.   Please explain your rationale for recording accruals for probable losses with respect to the Irondequoit Mall, LLC, Arnot Realty Corporation and Sangertown Square, LLC actions when you do not believe that losses are reasonably possible. Specifically address the guidance in paragraphs 8 - 10 of SFAS 5 in your response.

23.   Please tell us whether there is a reasonable possibility of loss based on your assessment of the counterclaims asserted by For Eyes Optical Company, and the facts you considered in making your assessment. If there is a reasonable possibility that a loss has been incurred, please give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

24.   Please tell us when you recognized the settlement loss related to the Laurelrising as Owner action and the facts and circumstances that support your accounting treatment.

Note 18 – Stock Options and Warrants

25.   Please disclose the basis for the assumptions used to estimate the fair value of stock options and warrants awarded during each year presented. Refer to paragraph A240.e of SFAS 123(R). In addition, tell us why you believe your methodology for estimating expected terms of options and warrants and volatility is consistent with the guidance in paragraphs A26 through A34 of SFAS 123(R) and SAB Topic 14:D. Please be specific in your response.

26.   For each year presented, please disclose the weighted average grant date fair value of stock options and warrants granted during the year and the total intrinsic value of stock options and warrants exercised during the year. Please also disclose the intrinsic value of stock options and warrants expected to vest and exercisable as of the end of the most recent year. Refer to paragraphs A240.c and A240.d of SFAS 123(R).

Stock Purchase Warrants

27.   Please tell us how you are accounting for the warrants issued to Dubois and RD and stock options issued to independent contractors disclosed under the Sterling Stock Option Plan heading. Please specifically discuss your determination of measurement dates and the facts that support the measurement date of the awards. Also address your accounting for the changes in fair values of the awards between the issuance date of the awards and their measurement dates. Refer to the guidance in EITF 96-18.

Item 15. Exhibits and Financial Statement Schedules

28.   It appears that that the Form 10-K filing serves as a Section 10(a)(3) update to an effective registration statement filed on Form S-8 in respect of your 1995 Stock Incentive Plan. As such, it appears that you should file the written consent of your independent registered public accounting firm pursuant to Item 601(b)(23) of Regulation S-K. Please advise.

Exhibits 31.1 and 31.2

29.   Please amend the filing to include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K.

Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

30.   Please address the comments above to the extent applicable. In doing so, please note that the comment above regarding certifications required by Exchange Act Rules 13a-14(a) or 15d-14(a) only applies to Form 10-Q for fiscal quarter ended March 31, 2008.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment results for the three and six months ended June 30, 2008 as compared to the three and six months ended June 30, 2007
Consolidated Segment Results

31.   Your tabular presentations of net revenues, operating expenses and operating income for each segment should be revised to include other income (expense) and income before income tax benefit since income before income tax benefit represents the segment profit measure reported in Note 5 to the financial statements. Otherwise, you are required to provide the disclosures required by Item 10(e) of Regulation S-K when presenting non-GAAP financial measures in the filing. Refer to Question 18 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," which is available on our website at sec.gov/divisions/corpfin/faqs/nongaapfaq.htm (the "Non-GAAP FAQ"). Accordingly, please revise to include other income (expense) and income before income tax benefit in the tabular presentations or provide the disclosures regarding the use of non-GAAP financial measures required by Item 10(e) of Regulation S-K. Also, it appears that operating expenses in the tabular presentations represent an analysis of expenses classified in the selling, general and administrative expenses line item in the financial statements. Please revise the operating expenses headings and the total operating expenses line items in the tabular presentations to conform to the terminology used in the financial statements.

Company Store Segment

32.   The gross profit margin percentages excluding exam fee revenue from retail sales represent non-GAAP financial measures. Please revise to present gross profit margin percentages calculated in accordance with GAAP and provide a discussion and analysis of the impact of exam fee revenues on gross profit. Otherwise, provide the disclosures regarding the use of non-GAAP financial measures required by Item 10(e)(i) of Regulation S-K.

Use of Non-GAAP Performance Indicators

33.   It appears that EBITDA is presented as a non-GAAP liquidity measure. As such, please also provide a reconciliation of EBITDA to net cash flows from operating activities. In addition, also present net cash flows from investing and financing activities when presenting EBITDA as a non-GAAP liquidity measure. Refer to Question 12 of the Non-GAAP FAQ. Further, please disclose the reasons why management believes that presentation of EBITDA provides useful information to investors regarding your financial condition and results of operations and the

additional purposes, if any, for which management uses the measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

Item 4T. Controls and Procedures

34.   We note your statement that a "control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met..." Please revise to state clearly, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at the *reasonable assurance level*. Please also revise to disclose that your disclosure controls and procedures were designed to provide *reasonable assurance* that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, within the time periods specified by the SEC rules and forms, is recorded, processed, summarized and reported, and is communicated to management, as appropriate, to allow for timely decisions based on the required disclosures. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief